

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 11, 2018

Yulia Lazaridou
President and Chief Executive Officer
Minaro Corp.
Kleonos 8A
Lakatameia, Cyprus, 2333

> **Re: Minaro Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 9, 2018**
> **File No. 333-223963**

Dear Ms. Lazaridou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2018 letter.

Risk Factors

Risks Relating to Our Company, page 8

1. We note your disclosure here that your auditors have stated that your financial statements "as of and for the period ended April 30, 2018" were prepared assuming the company will continue as a going concern. It appears, however, that your financial statements for the period ended April 30, 2018 are unaudited. Please revise for consistency.

Dilution, page 10

2. Please revise your disclosure in the second paragraph to clarify that the 2.8 million shares held by officers, directors, promoters and affiliates are currently outstanding and are not being offered in connection with the proposed public offering.

Management's Discussion and Analysis or Plan of Operation, page 11

3. We note that you have generated revenues as of April 30, 2018. Please expand your disclosure to discuss if you intend to use this revenue to pay Ms. Lazaridou for the advanced funds she provided. In this regard, we note your disclosure on page 9 that "Ms. Lazaridou will be repaid from revenues of operations."

Financial Statements, page 23

4. Please revise to state that the financial statements for the period from February 1, 2018 to April 30, 2018 are unaudited. Please make conforming changes throughout your filing, including to your disclosures in "Summary Financial Information."

Notes to the Financial Statements

Note 3 – Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 28

5. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016. Please revise the effective date of the ASU and disclose that adoption of the ASU had no impact on your financial statements.

6. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Please revise your disclosure accordingly. This comment also applies to your disclosure on pages 37 and 44.

7. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Please revise your disclosure accordingly.

Recent Accounting Pronouncements, page 37

8. Please clarify what you are trying to convey in the last sentence of your discussion of ASU 2014-09.

9. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016. Please revise the effective date of the ASU and disclose that adoption of the ASU had no impact on your financial statements.

10. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 including interim periods within that reporting period. Therefore, you should have adopted ASU 2014-09 on February 1, 2018. Please revise your disclosure accordingly. Please refer to the comment below regarding your revenue recognition policy.

Basis of presentation, page 43

11. Please revise to disclose that the unaudited financial statements and related footnotes should be read with the audited consolidated financial statements and footnotes thereto included in the prospectus.

Revenue Recognition, page 44

12. ASC 606 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Therefore, you should have adopted ASC 606 on February 1, 2018. Please revise your financial statements to adopt ASC 606 as of February 1, 2018 and provide the disclosures required by ASC 606-10-50.

You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Jennifer López-Molina, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products